

July 11, 2012

<u>Via E-mail</u>
Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario Canada M5J 2J5

      Re: Royal Bank of Canada
               Form 40-F for the Fiscal Year Ended October 31, 2010
               Filed December 3, 2010
               Form 40-F for the Fiscal Year Ended October 31, 2011
               Filed December 2, 2011
               File No. 001-13928

Dear Mr. Nixon:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kevin W. Vaughn for

                            Suzanne Hayes
                            Assistant Director